UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Heat Biologics, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share
(Title of Class of Securities)

42237K 102
(CUSIP Number)

Edward B. Smith, III c/o Aristar Capital Management, LLC 1120 Avenue of the Americas Suite 1514 New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	42237K 102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	42237K 102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brightline GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	42237K 102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nick Khera

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	42237K 102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aristar Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

697,303

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

697,303

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

697,303

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	42237K 102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aristar Heat, LLC*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

697,303

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

697,303

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

697,303

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%

14.	TYPE OF REPORTING PERSON

OO

*            Aristar Heat, LLC changed its name from Brightline Heat, LLC effective December 22, 2014.

CUSIP No.	42237K 102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aristar Capital Management GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

697,303

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

697,303

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

697,303

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	42237K 102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward B. Smith, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

24,353*

8.	SHARED VOTING POWER

697,303*

9.	SOLE DISPOSITIVE POWER

24,353*

10.	SHARED DISPOSITIVE POWER

697,303*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

721,656*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%

14.	TYPE OF REPORTING PERSON

IN, HC

* Based upon information obtained directly from the Issuer's Form 10-Q filed on November 14, 2014, there were 6,481,752 shares of common stock, par value $0.0002 per share (the "Common Shares"), of the Issuer outstanding as of November 4, 2014.  As of the filing date of this Schedule 13D/A, Aristar Ventures III, LLC ("Aristar Ventures III") holds 697,303 Common Shares which were issued upon conversion of Preferred Stock upon consummation of the Issuer's initial public offering.  Edward B. Smith, III is the managing member of Aristar Capital Management GP, LLC, which is the managing member of Aristar Heat, LLC.  Aristar Heat, LLC is the managing member of Aristar Ventures III.  Mr. Smith is also the managing member of Aristar Capital Management, LLC, which is the investment manager of Aristar Ventures III.  Mr. Smith is deemed to beneficially own the shares held by such entities in his role as managing member and his control over the voting and disposition of any shares held by Aristar Ventures III. Mr. Smith has been issued options exercisable for 33,441 shares of common stock, of which 24,353 shares are vested and exercisable within 60 days of the date of this 13D amendment, and for which he has sole control over the voting and disposition of and are included in the beneficial ownership of Mr. Smith.

CUSIP No.	42237K 102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aristar Ventures III, LLC*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

697,303

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

697,303

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

697,303

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%

14.	TYPE OF REPORTING PERSON

OO

*	Aristar Ventures III, LLC changed its name from Brightline Ventures III, LLC effective December 22, 2014.

CUSIP No.	42237K 102

Item 1.	Security and Issuer.

The name of the issuer is Heat Biologics, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 801 Capitola Drive, Durham, North Carolina 27713.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.0002 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that (i) none of Brightline Capital Management, LLC, a Delaware limited liability company ("Brightline Capital"), Brightline GP, LLC, a Delaware limited liability company ("Brightline GP"), or Nick Khera, a United States citizen, beneficially own any of the Shares, (ii) Aristar Capital Management, LLC, a Delaware limited liability company ("Aristar Capital"), Aristar Heat, LLC, a Delaware limited liability company that changed its name from Brightline Heat, LLC effective December 22, 2014 ("Aristar Heat"), and Aristar Capital Management GP, LLC, a Delaware limited liability company that serves as the managing member of Aristar Heat ("Aristar GP"), each beneficially own 10.8% of the Shares, (iii) Edward B. Smith, III, a United States citizen, beneficially owns 11.1% of the Shares and (iv) Aristar Ventures IIII, LLC, a Delaware limited liability company that changed its name from Brightline Ventures III, LLC effective December 22, 2014 ("Aristar Ventures III"), beneficially owns 10.8% of the Shares.  Brightline Capital, Brightline GP, Aristar Capital, Aristar Heat, Aristar GP, Aristar Ventures III, Mr. Khera, and Mr. Smith are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)
The principal business address for Aristar Capital, Aristar Heat, Aristar GP, Aristar Ventures III and Mr. Smith is c/o Aristar Capital Management, LLC, 1120 Avenue of the Americas, Suite 1514, New York, New York 10036.  The principal business address for Brightline Capital, Brightline GP and Mr. Khera is 55 Old Field Point Road, Greenwich, Connecticut 06830.

(c)
Mr. Smith is the managing member of Aristar Capital, an investment management firm that serves as the investment manager of Aristar Ventures III.  Mr. Smith is also the managing member of Aristar GP, which is the managing member of Aristar Heat.  Aristar Heat is the managing member of Aristar Ventures III.  Mr. Khera is the managing member of Brightline Capital, an investment management firm that served as the investment manager of Aristar Ventures III until December 31, 2014 when investment management responsibility for the fund was transferred to Aristar Capital.  Mr. Khera is also the managing member of Brightline GP, which served as the managing member of Aristar Heat until December 31, 2014.

(d)	Messrs. Khera and Smith have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Shares by Aristar Capital, which are held in the account of Aristar Ventures III, came from the working capital of Aristar Ventures III, over which Mr. Smith, through his role at Aristar Capital, exercises investment discretion.  No borrowed funds were used to purchase the Common Shares from the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.  The Reporting Persons anticipate purchasing additional securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) none of Brightline Capital, Brightline GP or Mr. Khera may be deemed to be the beneficial owners of any Shares, (ii) Aristar Capital, Aristar Heat, Aristar GP and Aristar Ventures III may be deemed to be the beneficial owner of 697,303 Shares, constituting 10.8% of the Shares, and (iii) Mr. Smith may be deemed to be the beneficial owner of 721,656 Shares, constituting 11.1% of the Shares, with the percentage calculation in (ii) being based upon 6,481,752 Shares outstanding as of the date hereof and with the percentage calculation in (iii) being based upon 6,506,105* Shares outstanding as of the date hereof.

Brightline Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Brightline GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Mr. Khera has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Aristar Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 697,303 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 697,303 Shares.

Aristar Heat has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 697,303 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 697,303 Shares.

Aristar GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 697,303 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 697,303 Shares.

Mr. Smith has the sole power to vote or direct the vote of 24,353 Shares; has the shared power to vote or direct the vote of 721,656 Shares; has the sole power to dispose or direct the disposition of 24,353 Shares; and has the shared power to dispose or direct the disposition of 721,656 Shares.

Aristar Ventures III has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 697,303 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 697,303 Shares.

There have been no transactions by the Reporting Persons in the securities of the Issuer since the prior Schedule 13D.

*This outstanding Shares figure reflects the number of outstanding Shares, as adjusted to reflect the total number of derivative securities that Mr. Smith can convert or exercise.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2015
(Date)

Brightline Capital Management, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

Brightline GP, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

/s/ Nick Khera
Nick Khera

Aristar Capital Management, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III, Managing Member

Aristar Capital Management GP, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

/s/ Edward B. Smith, III
Edward B. Smith, III

Aristar Heat, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures III, LLC

By:	Aristar Heat, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member of the Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment, dated January 8, 2015, relating to the Common Stock, $0.0002 par value of Heat Biologics, Inc. shall be filed on behalf of the undersigned.

January 8, 2015
(Date)

Brightline Capital Management, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

Brightline GP, LLC

By:	/s/ Nick Khera
Nick Khera, Managing Member

/s/ Nick Khera
Nick Khera

Aristar Capital Management, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith III, Managing Member

Aristar Capital Management GP, LLC

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

/s/ Edward B. Smith, III
Edward B. Smith, III

Aristar Heat, LLC

By:	Aristar Capital Management GP, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member

Aristar Ventures III, LLC

By:	Aristar Heat, LLC, its Managing Member

By:	/s/ Edward B. Smith, III
Edward B. Smith, III, Managing Member of the Managing Member